[Adams and Reese LLP Letterhead]

June 8, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
Washington, D.C. 20549

  Re:
  BPZ Energy, Inc.
  Form SB-2 filed February 14, 2005
  File No. 333-122816

Dear Mr. Schwall:

        Set forth below are the responses of BPZ Energy, Inc. (the "Company") to the comments contained in your letter dated March 17, 2005 regarding the Company's above referenced filings. For your convenience, we have repeated in bold type the comments exactly as set forth in the March 17, 2005 letter. The Company's response to each comment and request is set forth immediately below the text of the applicable comment or request, and is keyed to the revised disclosure in the Amendment No. 1 to the Form SB-2 where appropriate. Please note that the Company believes a marked copy of the Amendment No. 1 to the Form SB-2 would not be beneficial given the substantial amount of changes and updates included in the amendment, and has therefore not included one with this letter.

March 17, 2005 Letter

Form SB-2

General

1.
Pursuant to the Staff's telephone conversations with counsel to the company, Mark W. Coffin, Esq. of Adams and Reese LLP, we note the company anticipates including reserve data in its amendment to the registration statement. Please be advised that the Staff will need time to review all new proposed disclosure, including the additional reserve data information. Additionally, to facilitate the Staff's review of the proposed additional disclosure, please supplementally provide the supplemental engineering information Gaffney Cline & Associates provided in connection with the issuance of their report. We may have further comments.

  Response:

        The Company supplementally advises the Commission Staff that it has not included reserve data in its Amendment No. 1 to the Form SB-2 as it believes it has not met the conditions necessary to record proved reserves in its filings with the Commission at this time. Accordingly, the Company has not included with this letter the reserve report and supplemental engineering information from Gaffney Cline & Associates. Instead, the Company has included the following disclosure on page 18 of Amendment No. 1 to the Form SB-2:

  Oil and Gas Resources

          During 2004, the Company retained Gaffney Cline & Associates, Inc. ("GCA"), an internationally recognized firm of independent reserve engineers, to evaluate the oil and gas resource potential of the Corvina and Piedra Redonda Fields in the Block Z-1 license contract area. GCA focused its evaluation on the wells which were drilled by previous operators of Block Z-1, and the seismic and other geological and geophysical data available on the block.

          In the Corvina Field, five wells were drilled, including two wells drilled by Tenneco, Inc. in the mid-1970's and three wells drilled by Belco Oil and Gas Corporation ("Belco") in the early 1980's. Two drilling and production platforms were set-up during this period and are still in place in the Corvina Field. The platforms need to be repaired and refurbished, but are structurally sound and we believe they are suitable for the Company's future operations. Four of the five wells in the Corvina Field encountered indications of natural gas and apparent reservoir-quality formations. At the time these wells were drilled, there was no commercial market for natural gas in the region. One of the wells, the CX11-16X, was completed and produced natural gas at rates as high as 16.6 million cubic feet of gas per day ("MMcf/d") during two separate tests over a period of approximately 20 days each. The well was temporarily abandoned. We believe this well can also be reestablished as a producing well.

          In the Piedra Redonda Field, two wells were drilled by Belco in the late 1970's and early 1980's. Indications of natural gas were present in both wells. One well was completed, while the other well encountered high pressures and was abandoned prior to reaching its intended total depth. There is also a drilling and production platform in place in the Piedra Redonda Field. The completed well in the Piedra Redonda Field, the C18X, produced natural gas at rates as high as 8.3 MMcf/d over a period of approximately 20 days during an extended test in 1979 and was also temporarily abandoned. We believe this well can be reestablished as a producing well.

          GCA reviewed all available technical data, including a large volume of 2-D seismic data, well logs, drilling and completion reports, well test information, and other geological and geophysical data and analysis. Based on this data, GCA concluded that oil and gas resources exist in the Corvina and Piedra Redonda Fields that can be considered proved from a geological and engineering standpoint. The Company intends to develop these resources as discussed in "Management's Discussion and Analysis and Plan of Operation." The development of these resources will require a significant financial investment which is presently estimated at $90 to $100 million. We do not currently have the financial capacity or commitments for a development program of this magnitude. Accordingly, the Company has not disclosed amounts of proved reserves in its SEC filings. At such time as we obtain sufficient financial commitments to proceed with the full development of Block Z-1 and all other conditions necessary to record proved reserves are met, we expect to record SEC proved reserves and disclose such reserves in future SEC filings.

2.
Given the recent merger and change in business activities of the company, you no longer should be filing reports using the SIC code used by Navidec, Inc. Please ensure that future filings are made under the correct SEC code to reflect the change in business of the company.

  Response:

        The Company advises the Commission Staff that it has changed its SIC code to 1311—Crude Petroleum & Natural Gas to reflect the change in business of the Company.

Management's Discussion and Analysis, page 23

3.
The disclosure in this section is too limited and does not adequately provide investors with an overview of the financial condition of the company or its history of operations. Please revise your disclosure so that you comply with the disclosure requirements specified in Item 303 of Regulation S-B.

  Response:

        In response to this comment, the Company has deleted the disclosure under "Twelve Month Plan of Operation," page 22, and "Management's Discussion and Analysis," page 23, and has replaced it in its entirety, beginning on page 26 of Amendment No. 1 to the Form SB-2, as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

  Results of Operations

          We are in the early stage of developing our properties in Peru and we do not currently have any production or revenues from these properties. To date, our operations have consisted primarily of technical evaluation of the properties and the design of development plans to exploit the oil and gas resources on those properties.

  Quarter Ended March 31, 2005

          Our operating and administrative expenses to date have consisted principally of general and administrative costs and geological, geophysical and engineering costs. General and administrative costs have increased significantly from $102,445 during the first quarter of 2004 to $960,789 during the first quarter of 2005 as a result of our increased activity levels, additional personnel and costs associated with being a public company. We incurred $138,065 of geological, geophysical and engineering costs in the first quarter of 2005, primarily related to our Block Z-1 project, compared to $238 in this category in the same period of 2004.

          We also incurred interest expense of $5,662 and amortization of debt financing costs of $28,955 in the first quarter of 2005, principally from notes payable incurred to finance the acquisition of SMC Ecuador Inc., a Delaware corporation ("SMC") in June 2004. Since substantially all of the assets of SMC consist of producing oil and gas properties, we are amortizing this investment on a straight-line basis over the remaining term of the license agreement covering the property. Accordingly, we recorded $14,079 of amortization expense in the first quarter of 2005. This property generated net cash distributions of $109,174 during the first quarter of 2005.

          The Company realized a net loss of $1,030,548, or $0.06 per share, for the quarter ended March 31, 2005, as compared to as net loss of $118,483, or $0.03 per share for the same period in 2004.

  Fiscal Year ended December 31, 2004

          Our operating and administrative expenses to date have consisted principally of general and administrative costs and geological, geophysical and engineering costs. These general and administrative costs have increased significantly from $96,067 in 2003 to $1,170,536 in 2004 as our activity levels have increased. We also incurred $360,965 of geological, geophysical and engineering costs in 2004, compared to no costs in this category in 2003. We expect both of these costs to increase as we proceed with our development plans.

          In connection with the Merger, we recorded a charge in the amount of $16,284,966. This charge is discussed in detail in Note 2 of the December 31, 2004 and 2003 Notes to the Consolidated Financial Statements.

          We also incurred interest expense of $66,959 and amortization of debt financing costs of $360,439 in 2004, principally from the financing of the acquisition of the Santa Elena Property in June 2004. This property generated net cash distributions of $190,621 during the last half of 2004.

          We realized a net loss of $18,040,272, or $2.08 per share, for the year ended December 31, 2004, the majority of which is attributable to the $16,284,966 non-cash equity-related costs incurred in connection with the reverse merger with Navidec.

  Plan of Operation

          Our plan of operation is focused primarily on exploiting the natural resource opportunities in the offshore Block Z-1 in northwest Peru, in which we own a 100% working interest. To achieve our objectives, we must obtain significant financing from external sources. We are working to develop external financing options, but we do not currently have sufficient capital resources, nor do we currently have firm commitments from external sources to allow us to undertake all of the operations envisioned in this plan.

          Our plan of operation envisions the installation of a 140 megawatt ("MW") gas-fired electric generation complex near the town of Caleta Cruz, in northwest Peru. This power plant will initially use gas from the Corvina Field in Block Z-1, which is located approximately 10 miles offshore from the power plant site. The Corvina Field has an existing platform which will be refurbished to make it suitable for drilling operations. There is also a shut-in gas well which we intend to recomplete and utilize for gas production. Our initial plans call for the drilling of three additional wells from the existing platform. We are working to have the environmental and drilling permits and platform refurbishment completed by October 2005 and we expect to commence workover and drilling operations at that time. The drilling of the additional three wells is expected to extend into 2006. Further development drilling is planned for 2006.

          We must construct a 10 mile natural gas pipeline to transport natural gas from the Corvina Field to the power plant site at Caleta Cruz. The power plant site has an existing substation and power transmission lines that with certain upgrades are capable of handling up to 300 MW of power. Our plan is to own 100% of the power plant. Accordingly, our revenues from the natural gas delivered to the power plant will be derived from the sale of electricity.

          In order to support our proposed electric generation project, we recently commissioned an independent power market analysis for the region. The Peruvian electricity market is deregulated and power is transportable on an interconnected national grid managed by the Committee for Economic Dispatching of Electricity (known as "COES"). Based on this study, we are confident we will be able to sell economic quantities of electricity from our initial 140 MW power plant at Caleta Cruz. We believe there may be an opportunity in the future to generate and profitably sell up to 600 MW of power into both the Peruvian and Ecuadorian power markets. Our goal is to commence initial sales of electricity by July 2006.

          The environmental studies for the operations needed to develop and transport natural gas from the Corvina Field to the power plant site and to construct the power plant were initiated during the first quarter of 2005. We also initiated engineering studies for the power plant, pipeline and other facilities during the first quarter of 2005.

          In addition to the local power market targeted by our project in Peru, we intend to simultaneously develop a gas-power strategy in nearby Ecuador to capitalize on what we believe to be the significant upside gas potential of the Corvina and Piedra Redonda Fields located in Block Z-1, as well as the potentially significant natural gas resources in the adjacent onshore Block XIX. These areas are within 30 miles of the Ecuadorian border and can be developed for export sales of either raw gas or power generation via connection to the transmission system of Ecuador. With respect to these fields, our initial plan of operation calls for the Company to construct a 40-mile pipeline from Caleta Cruz, the terminal point of our offshore pipeline from the Corvina Field, to Arenillas, Ecuador. We intend to sell gas for the generation of electricity by third party power producers in the local market in Ecuador. We have negotiated three preliminary agreements for delivery of gas. We are planning to have this pipeline completed for first sales by October 2006, though no assurance can be given that we can meet this schedule.

          We have secured the environmental permits and other authorizations to conduct seismic activities in Block Z-1 and Block XIX. However, our primary goal is development of the gas production from Block Z-1 to supply the proposed power plant at Caleta Cruz. Accordingly, the timing of seismic data acquisition is dependent upon securing sufficient financial resources for that project.

          Our other two exploration areas in Peru, Area VI and Area XVI, which are held by BPZ under exclusive Technical Evaluation Agreements, will undergo geological studies and analysis during calendar year 2005. While relatively inexpensive, these activities, when integrated with previously acquired geophysical and geological data, should provide us with an indication of the exploration and development potential of these areas.

  Capital Expenditures

          We are currently developing engineering plans and designs for the various components of our plan of operation. We have not obtained outside bids for all of the major equipment components, shipping and installation and associated services. Such bids and estimates, when obtained, will be subject to change and contingencies. Accordingly, we do not have a complete estimate of the total costs of the initial phases of the project. However, based on our current estimates, we expect that the initial phases of the project, including the cost of the natural gas pipeline to Arenillas, Ecuador, will require total capital expenditures on the order of $90 to $100 million, including import duties and contingencies. This estimate of capital expenditures does not include value added tax (referred to as "IGV" in Peru). IGV is generally imposed on goods and services at a rate of 19%. Certain expenditures are exempt from IGV or eligible for immediate refund. In all cases, IGV paid on capital expenditures will be recoverable from our future revenue billings within Peru and is not considered part of the capitalized costs of the equipment to which it relates. We may also be able to obtain separate financing for the IGV.

Power plant and related equipment	$43.0	million
Platform and wells	11.0
Pipeline to Arenillas	20.0
Pipeline to Caleta Cruz	6.0
Processing facilities	9.0
Environmental studies and engineering	1.0
Contingencies	10.0

Total estimated capital budget	$100.0	million

  Liquidity and Capital Resources

          Prior to the Merger, the Company primarily used debt financing to fund its operations. In connection with the Merger, the Company received total net proceeds of approximately $5.5 million from a private placement of its common stock. In January 2005, we deposited $1.3 million of these funds as restricted cash to secure our performance obligations under Block Z-1. As of March 31, 2005, we had a cash balance of approximately $1.8 million. We have committed funds as necessary to continue progress toward implementing our gas-power strategy by mid-2006. We will require additional funds from outside the Company during 2005 to continue this progress or it will be necessary to significantly cut back on the level of spending, both on operational and administrative costs. Full implementation of our plans will require significant additional financing for which no firm commitments have been received. We are seeking financing for the project through a combination of leasing, debt and/or equity funding. The timing of this project is dependent on a variety of factors, including technical design of facilities, permitting, availability of equipment, delivery lead times, execution by contractors, and availability of financing, many of which are outside the control of the Company. We are in discussions with potential financing sources and we believe we will be successful in obtaining funding for this project; however, there can be no assurance that we will be able to do so.

          In May 2005, the Company signed a Mandate Letter with the International Finance Corporation ("IFC"), a member of the World Bank Group based in Washington, D.C., to facilitate the financing of part of the Company's initial capital expenditure program. The Mandate Letter specifies that IFC will appraise the Company's project in Peru to determine the feasibility and structure of a potential financing of up to $70 million. The IFC's appraisal of the project will include a review of the technical, economic, commercial, financial, environmental and legal aspects of the project. IFC's financing, the structure of which would be defined during the appraisal process, is currently expected to include an equity/quasi-equity investment for IFC's account of up to $8 million plus a long-term senior debt package of up to $62 million for the account of IFC and other potential lenders. BPZ will need to obtain additional financing of approximately $30 million. Any IFC investment will depend on the project and the Company meeting IFC's financing criteria, the overall financing plan being acceptable to IFC, approval of the investment by the management and Board of IFC, and the execution of all appropriate documentation, in form and substance satisfactory to IFC. As part of the Mandate, BPZ has agreed to pay customary fees and expenses during the appraisal period.

  Off Balance Sheet Arrangements

          We have no transactions, agreements or other contractual arrangements with unconsolidated entities or financial partnerships, often referred to as special purpose entities, which generally are established for the purpose of facilitating off-balance sheet arrangements.

Legal Proceedings, page 23

4.    Remove the first sentence under this heading.

  Response:

        In response to this comment, the Company has removed the first sentence under this heading, "Other than as set forth herein, we do not know of any pending or threatened legal proceedings to which we are a party, we also are unaware of any proceedings being contemplated by governmental authorities against us."

Management, page 24

5.
We note that the biographies of all of the directors and officers, except for Mr. McKowen, contain gaps and ambiguities. Consistent with the requirements of Item 401 of Regulation S-B, please revise the biographies to provide background information regarding the business experience of each of the directors and officers of the company for the past five years.

  Response:

        The Company has complied with this comment by supplementing the biographies of the officers and directors of the Company to provide background information regarding the business experience of each of the directors and officers of the company for the past five years as required by Item 401 of Regulation S-B.

Plan of Distribution, page 30

6.
Please identify any selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling securityholder is a registered broker-dealer, please revise your disclosure to indicate that such selling securityholder is an underwriter, unless such selling securityholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling securityholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling securityholder is an underwriter.

  Response:

        The Company supplementally advises the Commission Staff that there are no selling securityholders that are registered broker-dealers, and only two that are employees of registered broker-dealers and one beneficial owner that is an officer of a registered broker-dealer. The Company has identified in the footnotes to the Selling Securityholder table those selling securityholders and beneficial owner that are employees or officers of registered broker-dealers. No such person acted as a broker-dealer with respect to these purchases of the Company's securities. Such securities total 150,000 shares, representing slightly more than 2% of the total shares being registered. At the time of purchase, each such person represented to the Company that the securities were being acquired solely for his or her own account, for investment, and were not being purchased with a view to resale, distribution, subdivision or fractionalization thereof. Moreover, such persons have held the securities for a period of at least one year. The Company does not believe it is appropriate or necessary to describe these individuals as underwriters in this registration statement.

Selling Securityholders, page 32

7.
Please identify in the Selling Securityholder table the natural persons who exercise voting and/or investment power over each listed entity. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

  Response:

        In response to this comment, the Company has revised the Selling Securityholder table to include additional disclosure in the footnotes to the table identifying the natural persons who exercise voting and /or investment power over each listed entity.

        Thank you for your review and comments concerning to our most recent Form SB-2 filing. If you have any further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,
ADAMS AND REESE LLP
/s/ MARK W. COFFIN Mark W. Coffin
cc:
Ms. Mellissa Campbell Duru
Mr. Ron Winfrey
 United States Securities and Exchange Commission

Mr.
Manolo Zuñiga
Mr. Randy Keys
 BPZ Energy, Inc.